UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the nine months ended September 30, 2018

Commission File Number:  001-16601

FRONTLINE LTD.
(Translation of registrant's name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 to this Report on Form 6-K are the unaudited condensed consolidated interim financial statements and related Management’s Discussion and Analysis of Financial Condition and Results of Operations of Frontline Ltd. (the “Company”) for the nine months ended September 30, 2018.

This Report on Form 6-K is hereby incorporated by reference into the Company's Registration Statements on Form F-3, filed with the Commission on June 11, 2015 (File No. 333-204884) and on April 10, 2017 (File No. 333-217238).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTLINE LTD. (registrant)

Dated: November 23, 2018	By:	/s/ Inger M. Klemp
Name: Inger M. Klemp
Title: Principal Financial Officer

EXHIBIT 1

FRONTLINE LTD.

As used herein, "we," "us," "our", "Frontline" and "the Company" all refer to Frontline Ltd.. This management's discussion and analysis of financial condition and results of operations should be read together with the discussion included in the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2017.

Management's Discussion and Analysis of Financial Condition and Results of Operations for the Nine Months Ended September 30, 2018

General

As of September 30, 2018, the Company’s fleet consisted of 63 vessels, with an aggregate capacity of approximately 12.2 million DWT:

(i)	46 vessels owned by the Company (12 VLCCs, 16 Suezmax tankers, 18 LR2/Aframax tankers);

(ii)	five VLCCs that are under capital leases;

(iii)	one VLCC that is recorded as an investment in finance lease;

(iv)	two VLCCs chartered in from an unrelated third party;

(v)	nine vessels that are under the Company’s commercial management (three VLCCs, two Suezmax tankers, two LR2 tankers and two Aframax oil tankers)

Furthermore, the Company has two VLCC newbuildings under construction, both expected to be delivered in January 2019.

As of September 30, 2018, the Company had entered into a time charter-out contract for one LR2 tanker with expiry in Q1 2019 at an average rate of $17,300 per day.

Fleet changes

(number of vessels)	Nine months ended September 30, 2018	Nine months ended September 30, 2017	Year ended December 31, 2017
VLCCs
At start of period	20	21	21
Other acquisitions/newbuilding deliveries	2	3	3
Disposal/lease termination	(4)	(2)	(2)
Chartered-in/ redelivered	1	(2)	(2)
At end of period	19	20	20
Suezmax tankers
At start of period	16	14	14
Other acquisitions/newbuilding deliveries	—	6	6
Disposal/lease termination	—	(2)	(2)
Chartered-in/ redelivered	—	(2)	(2)
At end of period	16	16	16
LR2/Aframax tankers
At start of period	17	11	11
Other acquisitions/newbuilding deliveries	1	6	6
Disposal/lease termination	—	—	—
Chartered-in/ redelivered	—	—	—
At end of period	18	17	17
MR tankers
At start of period	—	3	3
Other acquisitions/newbuilding deliveries	—	—	—
Disposal/lease termination	—	—	—
Chartered-in/ redelivered	—	(2)	(3)
At end of period	—	1	—
Total
At start of period	53	49	49
Other acquisitions/newbuilding deliveries	3	15	15
Disposal/lease termination	(4)	(4)	(4)
Chartered-in/ redelivered	1	(6)	(7)
At end of period	53	54	53

(1) The table above excludes vessels commercially managed on behalf of third parties and related parties and also the vessel recorded as an investment in finance lease.

Results of Operations

Amounts included in the following discussion are derived from our unaudited condensed consolidated financial statements for the nine months ended September 30, 2018 and September 30, 2017.

Total operating revenues and voyage expenses and commissions

(in thousands of $)	2018	2017
Time charter revenues	20,568	88,501
Voyage charter revenues	485,847	363,448
Finance lease interest income	1,009	1,360
Other income	17,792	14,437
Total operating revenues	525,216	467,746

Voyage expenses and commissions	283,063	179,950

Time charter revenues decreased by $67.9 million in the nine months ended September 30, 2018 as compared to the nine months ended September 30, 2017 primarily due to the redelivery of vessels from time charters back on to voyage charters, a small reduction as a result of a lower rate achieved on one vessel and the redelivery of one chartered in vessel in August 2017. This was offset by a small increase in time charter revenues as a result of a small number of short term charters entered into in the nine months ended September 30, 2018.

Voyage charter revenues increased by $122.4 million in the nine months ended September 30, 2018 as compared to the nine months ended September 30, 2017 primarily due to the delivery of 18 newbuildings since January 1, 2017 and the net reduction in vessels trading under time charters. These factors were partially offset by a decrease in the market rates, the redelivery of eight vessels chartered in under long-term leases from Ship Finance and the net reduction in vessels chartered in under operating leases.

The finance lease interest income in the nine months ended September 30, 2018 relates to the investment in finance lease, which was acquired upon the merger in 2015 with Frontline 2012 Ltd ("the Merger").

Other income primarily comprises the income earned from the commercial management of related party and third party vessels and newbuilding supervision fees derived from related parties and third parties. The increase in the nine months ended September 30, 2018 as compared to the nine months ended September 30, 2017 was primarily due to a loss of $1.0 million booked on a commercial management profit share arrangement in the nine months ended September 30, 2017 and an increase in commissions in the nine months ended September 30, 2018.

Voyage expenses and commissions increased by $103.1 million in the nine months ended September 30, 2018 as compared to the nine months ended September 30, 2017 primarily due to the delivery of 18 newbuildings since January 1, 2017, the net reduction in vessels trading under time charters and an increase in bunker prices. These factors were partially offset by a decrease due to the termination of the long-term charters on eight vessels leased from Ship Finance and the net reduction in vessels chartered in under operating leases.

Other operating gains

(in thousands of $)	2018	2017
Gain on termination of vessel leases	1,382	2,378
Loss on pool arrangements	(143)	—
Other operating gains	1,239	2,378

In March 2017, the lease with Ship Finance for the 1998-built VLCC Front Century was terminated. The Company recorded a gain on this lease termination of $20.6 million in the first quarter of 2017.

In May and June 2017, the lease with Ship Finance International Ltd ("Ship Finance") for the Suezmax Front Brabant and the VLCC Front Scilla were terminated. The Company recorded a loss on the Front Brabant lease termination of $4.9 million, and a loss on the Front Scilla lease termination of $7.3 million in the second quarter of 2017.

In July 2017, the Company agreed with Ship Finance to terminate the long-term charter for the 1997 built Suezmax tanker Front Ardenne upon the sale and delivery of the vessel by Ship Finance to an unrelated third party. The charter with Ship Finance terminated in August. The Company agreed to make a compensation payment to Ship Finance of $4.8 million for the termination of the charter. The Company recorded a loss on termination, including this termination payment, of $5.8 million in the nine months ended September 30, 2017.

In February 2018, the Company agreed with Ship Finance to terminate the long-term charter for the 1998-built VLCC Front Circassia upon the sale and delivery of the vessel by Ship Finance to an unrelated third party. The charter with Ship Finance terminated in February and the charter counter party Frontline Shipping Limited (“FSL”); a non recourse subsidiary of the Company; has agreed to pay a compensation of approximately $8.9 million for the termination of the charter to Ship Finance, which has been recorded as an interest-bearing note payable by FSL. The Company has recorded a loss on termination, including this termination payment, of $5.8 million in the nine months ended September 30, 2018.

In July 2018, the Company agreed with Ship Finance to terminate the long-term charter for the VLCC Front Page, Front Stratus and Front Serenade upon the sale and delivery of the vessels by Ship Finance to an unrelated third party. The charters with Ship Finance terminated in July, August and September, 2018 respectively and the Company has agreed to pay a compensation of approximately $10.125 million for the termination of the three charters to Ship Finance, which has been recorded as interest-bearing notes payable by the Company. Payments of principal and interest are to be made in equal monthly amounts, such that the notes are fully repaid on final maturity. The notes carry an interest of 7.5% per annum and will be fully repaid in 2025, 2025 and 2024 respectively. These terminations have reduced obligations under capital leases by approximately $92.1 million. The Company has recorded a gain on termination, including the termination payment, of $7.2 million in the nine months ended September 30, 2018. In July 2018, the Company entered into an agreement with the unrelated third party to provide the commercial management of these three vessels.

In the nine months ended September 30, 2018 a loss on pool arrangements of $0.1 million was recognized.

Contingent rental income

(in thousands of $)	2018	2017
Contingent rental income	(18,026)	(19,191)

Contingent rental income in the nine months ended September 30, 2018 relates to the eight charter party contracts with Ship Finance and is due to the fact that the actual profit share payable in the nine months ended September 30, 2018 of nil was $18.0 million less than the amount accrued in the lease obligation payable when the leases were recorded at fair value at the time of the Merger. In the nine months ended September 30, 2017 the actual profit share payable of $5.6 million was $19.2 million less than the amount accrued in the lease obligation payable when the leases were recorded at fair value at the time of the Merger. The decrease in contingent rental income is due to a decrease in the amount payable to Ship Finance as a result of the reduction in the number of vessels leased in from Ship Finance. These amounts are treated as non-cash items in the Consolidated Statement of Cash Flows for the nine months ended September 30, 2018 and September 30, 2017.

Ship operating expenses

(in thousands of $)	2018	2017
Ship operating expenses	98,160	102,334

Ship operating expenses are the direct costs associated with running a vessel and include crew costs, vessel supplies, repairs and maintenance, dry docking expenses, lubricating oils and insurance.

Ship operating expenses decreased in the nine months ended September 30, 2018 as compared to the nine months ended September 30, 2017 primarily due to a reduction in the number of vessels drydocking, from seven in the nine months ended September 30, 2017 to one in the same period in 2018. Furthermore the dry docking expense on the one vessel docked in 2018 was offset by the release of a $2.1 million accrual carried since the time of the merger. This accrual related to the one dry docking that occurred in the period. Additionally the termination of the long-term charters on eight vessels leased from Ship Finance since January 1, 2017 further reduced operating expenses. These factors were partially offset by an increase in costs due to the delivery of 18 newbuildings since January 1, 2017.

Charter hire expenses

(in thousands of $)	2018	2017
Charter hire expenses	16,135	17,715

Charter hire expense decreased in the nine months ended September 30, 2018 as compared with the nine months ended September 30, 2017 primarily due to the reduction in the number of vessels chartered in under operating leases and back-to-back charters.

Impairment loss on vessels

(in thousands of $)	2018	2017
Impairment loss on vessels	—	21,247

In the nine months ended September 30, 2017, the company recorded a non-cash impairment loss of $21.2 million in relation to two Suezmax tankers (Front Ardenne and Front Brabant) and two VLCC tankers (Front Scilla and Front Circassia). No impairments were recorded for the corresponding period in 2018.

Administrative expenses

(in thousands of $)	2018	2017
Administrative expenses	27,989	28,719

Administrative expenses for the nine months ended September 30, 2018 were comparable to the nine months ended September 30, 2017.

Depreciation

(in thousands of $)	2018	2017
Depreciation	94,270	105,360

Depreciation expense decreased in the nine months ended September 30, 2018 as compared to the nine months ended September 30, 2017 primarily due to the termination of the long-term charters since January 1, 2017 on eight vessels chartered in from Ship Finance, plus a general reduction in depreciation expenses on all vessels chartered from Ship Finance due to an impairment loss recorded in the fourth quarter of 2017 which reduced the net book values of all of these vessels. These factors were offset by an increase in depreciation expense of approximately $17.3 million due to the delivery of 18 newbuildings since January 1, 2017.

Interest income

(in thousands of $)	2018	2017
Interest income	556	338

Interest income in the nine months ended September 30, 2018 and the nine months ended September 30, 2017 relates solely to interest received on bank deposits.

Interest expense

(in thousands of $)	2018	2017
Interest expense	(70,314)	(49,745)

Interest expense increased in the nine months ended September 30, 2018 as compared to the nine months ended September 30, 2017 primarily due to the draw down of loans in relation to the delivery of 18 newbuildings since January 1, 2017, including an increase in expense due to the movements in interest rates. This is partially offset by a decrease in finance lease interest expense as a result of the termination of the long-term charters of eight vessels leased from Ship Finance since September 30, 2017.

Gain on sale of securities

(in thousands of $)	2018	2017
Gain on sale of securities	1,026	1,184

In the nine months ended September 30, 2018, the Company sold its remaining 4.7 million shares of DHT Holdings Inc. ("DHT"), for proceeds of $17.8 million, recognizing a gain on sale of $1.0 million in the income statement.

In the nine months ended September 30, 2017 the Company sold 5.9 million shares in DHT for proceeds of $26.0 million, recognizing a gain on sale of $1.2 million in the income statement.

Unrealized gain on marketable securities

(in thousands of $)	2018	2017
Unrealized gain on marketable securities	1,911	—

On January 1, 2018, the Company adopted the targeted improvements to ASC 825 Recognition and Measurement of Financial Assets and Liabilities. The Company has adopted the new guidance using the modified retrospective method, with no changes recognized in the prior year comparatives and a cumulative catch up adjustment recognized in the opening retained deficit. As a result of the adoption of this guidance the Company is required to recognize the movement in the fair value of Marketable Securities in the Consolidated Statement of Operations. The Company has recognized a decrease in the retained deficit of $2.9 million upon adoption, and has recognized a unrealized gain of $1.9 million in the Consolidated Statement of Operations in relation to the movement in the fair value of its Marketable Securities in the nine months ended September 30, 2018.

Gain (loss) on derivatives

(in thousands of $)	2018	2017
Gain (loss) on derivatives	8,925	(3,084)

The gain on derivatives in the nine months ended September 30, 2018 and the loss in the nine months ended September 30, 2017 primarily relates to interest rate swap agreements as a result of movements in interest rates.

Other non-operating items

(in thousands of $)	2018	2017
Other non-operating items	94	1,151

Other non-operating items primarily comprise bank charges and dividends received on marketable securities.

Net income attributable to non-controlling interest

(in thousands of $)	2018	2017
Net income attributable to non-controlling interest	(372)	(378)

Net income attributable to non-controlling interest in the nine months ended September 30, 2018 and September 30, 2017 is primarily attributable to the non-controlling interests in the results of Seateam Management Pte. Ltd ("Seateam").

Critical Accounting Policies and Estimates

Impairment Assessment of Goodwill

We allocate the cost of acquired companies to the identifiable tangible and intangible assets and liabilities acquired, with the remaining amount being classified as goodwill. Our future operating performance may be affected by potential impairment charges related to goodwill. Goodwill is not amortized, but reviewed for impairment annually, or more frequently if impairment indicators arise. Impairment of goodwill in excess of amounts allocable to identifiable assets and liabilities is determined using a two-step approach, initially based on a comparison of the fair value of the reporting unit to the book value of its net assets; if the fair value of the reporting unit is lower than the book value of its net assets, then the second step compares the implied fair value of the Company's goodwill with its carrying value to measure the amount of the impairment. The Company has one reporting unit for the purpose of assessing potential goodwill impairment and has selected September 30 as its annual goodwill impairment testing date. The process of evaluating the potential impairment of goodwill and intangible assets is highly subjective and requires significant judgment at many points during the analysis.

Our test for potential goodwill impairment is a two-step approach. We estimate the fair value of the Company based on its market capitalization plus a control premium and compare this to the carrying value of its net assets. Control premium assumptions require judgment and actual results may differ from assumed or estimated amounts. If the carrying value of the Company's net assets exceeds its estimated fair value, the second step of the goodwill impairment analysis requires us to measure the amount of the impairment loss. An impairment loss is calculated by comparing the implied fair value of the goodwill to its carrying amount. The implied fair value of goodwill is calculated in the same manner as the goodwill recognized in a business combination. That is, the Company determines the fair value of assets and liabilities of the reporting unit (including any unrecognized intangible assets excluding goodwill) as if the reporting unit had been acquired in a business combination. The excess of the fair value of a reporting unit over the amounts determined for its assets and liabilities is the implied fair value of goodwill.

The Company's market capitalization at September 30, 2018 was $986.6 million (based on a share price of $5.81) and the Company has calculated the fair value of the Company to be approximately $1,282.6 million, based on a control premium of 30%, compared to its carrying value of approximately $1,138.4 million. As the fair value of the Company was above the carrying value, the Company concluded that it was not required to complete the second step of the goodwill impairment analysis and there was no requirement for an impairment.

If our stock price declines, or if our control premium declines, without a corresponding decline in the fair value of underlying assets and liabilities the implied value of goodwill might decrease even further which could result in impairments of some or all of the $112.5 million of goodwill. A share price of $5.16 per share at the end of the third quarter would have required the Company to complete the second step of the goodwill impairment test. A control premium of 15% at the end of the third quarter would have required the Company to perform the second step of the goodwill impairment test. Control premium assumptions require judgment and actual results may differ from assumed or estimated amounts. The Company believes that the control premium may be attributable, in part or in whole, to the expected synergies from combining the operations of the Company and an acquirer, particularly in respect of the benefits of operating an enlarged oil tanker fleet and assembled workforce as well as being able to take advantage of an expected reduction in costs from an expansion in scale. Events or circumstances may occur that could negatively impact our stock price, including changes in our anticipated revenues and profits and our ability to execute on our strategies. An impairment could have a material effect on our consolidated balance sheet and results of operations.

Liquidity and Capital Resources

We operate in a capital intensive industry and have historically financed our purchase of tankers and other capital expenditures through a combination of cash generated from operations, equity capital and borrowings from commercial banks. Our ability to generate adequate cash flows on a short and medium term basis depends substantially on the trading performance of our vessels in the market.  Historically, market rates for charters of our vessels have been volatile. Periodic adjustments to the supply of and demand for oil and product tankers causes the industry to be cyclical in nature.

We expect continued volatility in market rates for our vessels in the foreseeable future with a consequent effect on our short and medium term liquidity.
Our funding and treasury activities are conducted within corporate policies to increase investment returns while maintaining appropriate liquidity for our requirements. Cash and cash equivalents are held primarily in U.S. Dollars with some balances held in British Pounds, Euros, Norwegian Kroner and Singapore Dollars.
Our short-term liquidity requirements relate to payment of operating costs (including drydocking), funding working capital requirements, repayment of debt financing, payment of newbuilding instalments, lease payments for our chartered-in fleet, contingent rental expense and maintaining cash reserves against fluctuations in operating cash flows. Sources of short-term liquidity include cash balances, short-term investments and receipts from our customers. Revenues from time charters are generally received monthly or fortnightly in advance while revenues from voyage charters are received upon completion of the voyage.
As of September 30, 2018, and December 31, 2017, we had cash and cash equivalents of $68.6 million, and $104.1 million, respectively. As of September 30, 2018, and December 31, 2017, we had restricted cash balances of $2.6 million, and $0.7 million, respectively. Restricted cash does not include cash balances of $38.6 million (December 2017: $74.0 million), which represents 50% (December 2017: 100%) of the cash required to be maintained by the financial covenants in our loan agreements. The Company is permitted to satisfy up to 50% of the cash requirement by maintaining a committed undrawn credit facility with a remaining availability of greater than 12 months. Furthermore, Frontline Shipping Limited, a wholly owned subsidiary of the Company and the chartering counterparty with Ship Finance with respect to the remaining five VLCCs leased from them, has agreed to certain dividend restrictions as a result of the amendment of the terms of the long term charter agreements in May 2015. In order to make or pay any dividend or other distribution to the Company, Frontline Shipping Limited shall demonstrate a cash buffer of $2.0 million per vessel both prior to and following such payment, and following payment of the next monthly hire due plus any profit share accrued under the agreement. As at September 30, 2018, the cash held by Frontline Shipping Limited of $2.3 million (December 31, 2017: $8.9 million), may solely be used for vessel operations, payment of hire to Ship Finance or other amounts incurred under the charters and Charter Ancillary Agreement, including the settlement of interest and principal due on any notes payable and any other amounts incurred in the ordinary course of business. These amounts are included in "Cash and cash equivalents". At the end of the period ending September 30, 2018 one month of hire remains unpaid.
Our medium and long-term liquidity requirements include payment of newbuilding instalments, funding the equity portion of investments in new or replacement vessels and repayment of bank loans. Additional sources of funding for our medium and long-term liquidity requirements include new loans, refinancing of existing arrangements, equity issues, public and private debt offerings, vessel sales, sale and leaseback arrangements and asset sales.
As of September 30, 2018, the remaining commitments for our two VLCC newbuilding contracts amounted to $112.5 million, of which we expect $1.3 million to be paid by the Company in 2018 and $111.2 million to be paid by the Company in 2019. The commitment includes exhaust gas cleaning systems ("EGCS”) on both newbuildings. As of September 30, 2018 the Company has committed bank financing in place to finance delivery of the Company’s remaining newbuildings and estimates loan amounts of $55.3 million to be drawn in 2018 and $55.3 million to be drawn in 2019, respectively
In June 2018, the Company entered into memorandum of agreement (“MOA”) to acquire a 20% ownership interest in Feen Marine Scrubbers Inc. ("FMSI"), a leading manufacturer of EGCS. As of September 30, 2018, the Company has committed to the installation of EGCS on six vessels, with a financial commitment of $9.0 million, of which $4.0 million is due in 2018 and $5.0 million is due in 2019. The Company has also agreed with Ship Finance to share the cost of installation of EGCS equally on two VLCCs chartered from them. The Company's commitment on these vessels is $1.6 million.

In the nine months ended September 30, 2018, the Company drew down $130.0 million from its senior unsecured revolving credit facility of up to $275.0 million with an affiliate of Hemen Holding Ltd (the “Credit Facility”). In August 2018, the Company repaid $39.0 million of this facility. The amount can be redrawn at any time should the Company require. In November 2018 the Company extended the terms of the Credit Facility by 12 months. Following the extension, the Credit Facility is repayable in November 2020. $94.0 million remains available and undrawn as at September 30, 2018. In October 2018, the Company repaid $10.0 million under the Credit Facility.
In the nine months ended September 30, 2018, the Company drew down $32.0 million from its facility of up to $321.6 million, provided by China Exim Bank in connection with one LR2/Aframax tanker delivered in the period. The facility is fully drawn down as of September 30, 2018.
In the nine months ended September 30, 2018, the Company drew down $54.9 million and $54.9 million respectively from its two senior secured term loan facilities in amounts of up to $110.5 million with Credit Suisse. The facilities were used to partially finance two of our VLCCs delivered in the period.

In July, the Company announced it had entered into an Equity Distribution Agreement dated July 24, 2018, with Morgan Stanley & Co. LLC for the offer and sale of up to $100.0 million of common shares of the Company through an at-the-market offering ("ATM"). The filing of the ATM is an opportunistic move from the Company. We have not sold any shares under the ATM.

In October 2018, the Company announced FSL has agreed with Ship Finance to terminate the long term charter for one VLCC, Front Ariake, upon the sale and delivery of the vessel by Ship Finance to an unrelated third party. Frontline has agreed to a total compensation payment to Ship Finance of $3.375 million for the termination of the charter, which will be paid by Frontline in the form of a promissory note. Payments of principal and interest are to be made in equal monthly amounts, such that the note amortizes to nil on final maturity. The note carries an interest of 7.5% per annum. The note is due for final repayment in November 2023. Frontline and FSL will be released from all of their other respective obligations in relation to the vessel. The termination will reduce obligations under capital lease by approximately $25.2 million. The Company expects to record a gain on termination of approximately $3.5 million in the fourth quarter of 2018. Front Ariake was delivered to its new owner on October 9, 2018.
In November 2018, the Company ordered EGCS for a further 12 vessels from FMSI with a combined financial commitment of $13.9 million. This follows the Company’s previously announced commitment to order six EGCS with additional fixed price options from FMSI. In total, the Company has thus far committed to install 20 EGCS, including two EGCS being installed on the Company’s two newbuildings.

Cash Flows
The following summarizes our cash flows from operating, investing and financing activities for the nine months ended September 30, 2018.
Net cash provided by operating activities
Net cash provided by operating activities in the nine months ended September 30, 2018 was $11.5 million compared with $120.3 million in the nine months ended September 30, 2017. Our reliance on the spot market contributes to fluctuations in cash flows from operating activities as a result of its exposure to highly cyclical tanker rates. Any increase or decrease in the average TCE rates earned by our vessels in periods subsequent to September 30, 2018, compared with the actual TCE rates achieved during the nine months ended September 30, 2018, will have a positive or negative comparative impact, respectively, on the amount of cash provided by operating activities. We estimate that average daily total cash cost break even TCE rates for the remainder of 2018 will be approximately $22,400, $18,600 and $16,400 for our owned and leased VLCCs, Suezmax tankers, and LR2/Aframax tankers, respectively. These are the daily rates our vessels must earn to cover budgeted operating costs, estimated interest expenses and scheduled loan principal repayments, bareboat hire and corporate overhead costs. These rates do not take into account capital expenditures and contingent rental expense.
Net cash used in investing activities
Net cash used in investing activities of $189.9 million in the nine months ended September 30, 2018 comprised mainly of additions to newbuildings of $204.1 million, in respect of five newbuilding contracts, three of which were delivered during the period. Furthermore there was a $6.0 million cash outflow in relation to the Company's investment in FMSI in the third quarter. These amounts were partially offset by the following:

•	$17.8 million received from the sale of the remaining 4.7 million shares of DHT and;

•	finance lease payments received of $2.5 million in respect of the investment in finance lease.
Net cash provided by financing activities
Net cash provided by financing activities in the nine months ended September 30, 2018 of $144.8 million was primarily a result of loan drawdowns of $273.9 million. This was partially offset by:

•	debt repayments of $120.8 million;

•	capital lease repayments of $8.0 million and;

•	dividends paid to minority interests of $0.4 million.

Debt restrictions
The Company's loan agreements contain loan-to-value clauses, which could require the Company to post additional collateral or prepay a portion of the outstanding borrowings should the value of the vessels securing borrowings under each of such agreements decrease below required levels. In addition, the loan agreements contains certain financial covenants, including the requirement to maintain a certain level of free cash, positive working capital and a value adjusted equity covenant. Restricted cash does not include cash balances of $38.6 million (December 2017: $74.0 million), which represents 50% (December 2017: 100%) of the cash required to be maintained by the financial covenants in our loan agreements. The Company is permitted to satisfy up to 50% of the cash requirement by maintaining a committed undrawn credit facility with a remaining availability of greater than 12 months. These cash amounts are included in "Cash and cash equivalents". Failure to comply with any of the covenants in the loan agreements could result in a default, which would permit the lender to accelerate the maturity of the debt and to foreclose upon any collateral securing the debt. Under those circumstances, the Company might not have sufficient funds or other resources to satisfy its obligations.
We believe that cash on hand and borrowings under our current and expected credit facilities will be sufficient to fund our requirements for, at least, the twelve months from the date of this interim report.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk
The Company is exposed to the impact of interest rate changes primarily through its floating-rate borrowings that require the Company to make interest payments based on LIBOR. Significant increases in interest rates could adversely affect operating margins, results of operations and ability to service debt. The Company uses interest rate swaps to reduce its exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with its floating-rate debt. The Company is exposed to the risk of credit loss in the event of non-performance by the counterparty to the interest rate swap agreements.

As of September 30, 2018, $1,552.8 million of the Company's outstanding debt was at variable interest rates and the outstanding debt, net of the amount subject to interest rate swap agreements, was $1,374.9 million. Based on this, a one percentage point increase in annual LIBOR interest rates would increase its annual interest expense by approximately $13.7 million, excluding the effects of capitalization of interest.

Currency Risk
The majority of the Company's transactions, assets and liabilities are denominated in U.S. dollars, its functional currency. Certain of its subsidiaries report in Norwegian Kroner, Singapore Dollars or British Pounds and risks of two kinds arise as a result: a transaction risk, that is, the risk that currency fluctuations will have an effect on the value of cash flows; and a translation risk, which is the impact of currency fluctuations in the translation of foreign operations and foreign assets and liabilities into U.S. dollars in the consolidated financial statements.

Inflation
Inflation has only a moderate effect on the Company's expenses given current economic conditions. In the event that significant global inflationary pressures appear, these pressures would increase operating, voyage, general and administrative, and financing costs.

Interest Rate Swap Agreements
In February 2013, Frontline 2012 entered into six interest rate swaps with Nordea Bank whereby the floating interest rate on an original principal amount of $260 million of the then anticipated debt on 12 MR product tanker newbuildings was switched to fixed rate. These newbuildings were subsequently financed from the $466.5 million term loan facility. In February 2016, the Company entered into an interest rate swap with DNB whereby the floating interest on notional debt of $150.0 million was switched to fixed rate. The fair value of these swaps at September 30, 2018 was a receivable of $12.7 million ( December 2017: receivable of $4.5 million). Credit risk exists to the extent that the counterparty is unable to perform under the contracts, but this risk is considered remote as the counterparty is a bank, which participates in the loan facility to which the interest rate swaps are related. The Company recorded a gain on these interest swaps of $8.9 million in the nine months ended September 30, 2018 (nine months ended September 30, 2017: loss of $3.1 million).

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this report and the documents incorporated by reference may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements, which include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

Frontline Ltd. and its subsidiaries, or the Company, desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. This report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance, and are not intended to give any assurance as to future results. When used in this documents, the words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" and similar expressions, terms or phrases may identify forward-looking statements.

The forward-looking statements in this report are based upon various assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

In addition to these important factors and matters discussed elsewhere herein and in the documents incorporated by reference herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter hire rates and vessel values, changes in the supply and demand for vessels comparable to ours, changes in world wide oil production and consumption and storage, changes in the Company's operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company's vessels, availability of financing and refinancing, our ability to obtain financing and comply with the restrictions and other covenants in our financing arrangements, availability of skilled workers and the related labor costs, compliance with governmental, tax, environmental and safety regulation, any non-compliance with the U.S. Foreign Corrupt Practices Act of 1977 (FCPA) or other applicable regulations relating to bribery, general economic conditions and conditions in the oil industry, effects of new products and new technology in our industry, the failure of counter parties to fully perform their contracts with us, our dependence on key personnel, adequacy of insurance coverage, our ability to obtain indemnities from customers, changes in laws, treaties or regulations, the volatility of the price of our ordinary shares; our incorporation under the laws of Bermuda and the different rights to relief that may be available compared to other countries, including the United States, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents, political events or acts by terrorists, and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission or Commission.

We caution readers of this report not to place undue reliance on these forward-looking statements, which speak only as of their dates. These forward looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward looking statements. Please see our Risk Factors in Item 3 of the Company's Annual Report on Form 20-F for the year ended December 31, 2017, filed with the Commission on March 19, 2018 for a more complete discussion of these and other risks and uncertainties.

FRONTLINE LTD.
INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Frontline Ltd.
Condensed Consolidated Statements of Operations for the nine months ended September 30, 2018 and September 30, 2017
(in thousands of $, except per share data)

	2018	2017
Operating revenues
Time charter revenues	20,568	88,501
Voyage charter revenues	485,847	363,448
Finance lease interest income	1,009	1,360
Other income	17,792	14,437
Total operating revenues	525,216	467,746
Other operating gains	1,239	2,378
Voyages expenses and commissions	283,063	179,950
Contingent rental income	(18,026)	(19,191)
Ship operating expenses	98,160	102,334
Charter hire expense	16,135	17,715
Impairment loss on vessels	—	21,247
Administrative expenses	27,989	28,719
Depreciation	94,270	105,360
Total operating expenses	501,591	436,134
Net operating income	24,864	33,990
Other income (expenses)
Interest income	556	338
Interest expense	(70,314)	(49,745)
Gain on sale of securities	1,026	1,184
Foreign currency exchange (loss) gain	(853)	223
Unrealized gain on marketable securities	1,911	—
Gain (loss) on derivatives	8,925	(3,084)
Other non-operating items	94	1,151
Net other expenses	(58,655)	(49,933)
Net loss before income taxes and non-controlling interest	(33,791)	(15,943)
Income tax expense	(97)	(109)
Net loss	(33,888)	(16,052)
Net income attributable to non-controlling interest	(372)	(378)
Net loss attributable to the Company	(34,260)	(16,430)

Basic and diluted loss per share attributable to the Company ($)	(0.20)	(0.10)
Cash dividends per share declared ($)	—	0.15

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Frontline Ltd.
Condensed Consolidated Statements of Comprehensive Income for the nine months ended September 30, 2018 and September 30, 2017
(in thousands of $)

	2018	2017
Comprehensive income
Net loss	(33,888)	(16,052)
Unrealized gain from marketable securities	—	2,589
Foreign currency translation income	903	153
Other comprehensive income	903	2,742
Comprehensive loss	(32,985)	(13,310)

Comprehensive income attributable to non-controlling interest	372	378
Comprehensive loss attributable to the Company	(33,357)	(13,688)
Comprehensive loss	(32,985)	(13,310)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Frontline Ltd.
Condensed Consolidated Balance Sheets as of September 30, 2018 and December 31, 2017
(in thousands of $)

	2018	2017
ASSETS
Current assets
Cash and cash equivalents	68,642	104,145
Restricted cash	2,626	741
Marketable securities	1,122	19,231
Marketable securities pledged to creditors	13,544	10,272
Trade accounts receivable, net	49,479	49,585
Related party receivables	10,289	5,068
Other receivables	16,540	17,294
Inventories	63,846	61,715
Voyages in progress	47,105	38,254
Prepaid expenses and accrued income	8,972	6,170
Investment in finance lease	10,541	9,126
Other current assets	2,681	13
Total current assets	295,387	321,614
Long term assets
Newbuildings	51,399	79,602
Vessels and equipment, net	2,502,380	2,342,130
Vessels and equipment under capital lease, net	137,435	251,698
Investment in finance lease	13,867	21,782
Investment in associated company	6,000	—
Goodwill	112,452	112,452
Long-term derivative instruments receivable	12,663	4,450
Total assets	3,131,583	3,133,728

LIABILITIES AND EQUITY
Current liabilities
Short-term debt and current portion of long-term debt	124,202	113,078
Current portion of obligations under capital leases	22,199	43,316
Related party payables	23,415	8,921
Trade accounts payable	14,867	11,809
Accrued expenses	35,867	38,809
Other current liabilities	3,724	6,067
Total current liabilities	224,274	222,000
Long-term liabilities
Long-term debt	1,630,061	1,467,074
Obligations under capital leases	137,459	255,700
Other long-term liabilities	1,344	1,325
Total liabilities	1,993,138	1,946,099
Commitments and contingencies
Equity
Share capital (169,809,324 shares, par value $1.00)	169,809	169,809

Additional paid in capital	198,217	197,399
Contributed surplus	1,090,376	1,090,376
Accumulated other comprehensive income	234	2,227
Retained deficit	(320,498)	(272,503)
Total equity attributable to the Company	1,138,138	1,187,308
Non-controlling interest	307	321
Total equity	1,138,445	1,187,629
Total liabilities and equity	3,131,583	3,133,728

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Frontline Ltd.
Condensed Consolidated Statements of Cash Flows for the nine months ended September 30, 2018 and September 30, 2017
(in thousands of $)

	2018	2017

Net cash provided by operating activities	11,478	120,344

Additions to newbuildings, vessels and equipment	(204,106)	(707,485)
Purchase of shares	—	(46,100)
Finance lease payments received	2,471	7,237
Investment in associated company	(6,000)	—
Proceeds from sale of shares	17,757	25,955
Net cash used in investing activities	(189,878)	(720,393)

Proceeds from issuance of debt	273,872	673,416
Repayment of long-term debt	(120,751)	(58,798)
Repayment of capital leases	(7,953)	(28,791)
Debt fees paid	—	(3,487)
Dividends paid	(386)	(51,400)
Lease termination payments	—	(14,218)
Net cash provided by financing activities	144,782	516,722

Net change in cash and cash equivalents and restricted cash	(33,618)	(83,327)
Cash and cash equivalents and restricted cash at start of period	104,886	203,079
Cash and cash equivalents and restricted cash at end of period	71,268	119,752

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Frontline Ltd.
Condensed Consolidated Statements of Changes in Equity for the nine months ended September 30, 2018 and September 30, 2017
(in thousands of $, except number of shares)

	2018	2017
Number of shares outstanding
Balance at beginning of the period	169,809,324	169,809,324
Balance at end of the period	169,809,324	169,809,324

Share capital
Balance at beginning of the period	169,809	169,809
Balance at end of the period	169,809	169,809

Additional paid in capital
Balance at beginning of the period	197,399	195,304
Stock compensation expense	818	1,756
Balance at end of the period	198,217	197,060

Contributed surplus
Balance at beginning of the period	1,090,376	1,099,680
Cash dividend	—	(9,304)
Balance at end of the period	1,090,376	1,090,376

Accumulated other comprehensive income (loss)
Balance at beginning of the period	2,227	739
Other comprehensive income	903	2,742
Adjustment on adoption of changes in ASC 825	(2,896)	—
Balance at end of the period	234	3,481

Retained earnings (deficit)
Balance at beginning of the period	(272,503)	34,069
Net loss	(34,260)	(16,430)
Adjustment on adoption of ASC 606	(16,631)	—
Adjustment on adoption of changes in ASC 825	2,896	—
Cash dividend	—	(41,710)
Balance at end of the period	(320,498)	(24,071)

Total equity attributable to the Company	1,138,138	1,436,655

Non-controlling interest
Balance at beginning of the period	321	168
Net income	372	378
Dividend paid to non-controlling interest	(386)	(386)
Balance at end of the period	307	160

Total equity	1,138,445	1,436,815

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Frontline Ltd.
Notes to the Unaudited Condensed Consolidated Financial Statements

1. INTERIM FINANCIAL DATA

The unaudited condensed interim financial statements of Frontline Ltd. (“Frontline” or the “Company”) have been prepared on the same basis as the Company’s audited financial statements, except as noted below in Note 2, and, in the opinion of management, include all material adjustments, consisting only of normal recurring adjustments considered necessary for a fair statement of the Company's financial statements, in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The unaudited condensed interim financial statements should be read in conjunction with the annual financial statements and notes included in the Annual Report on Form 20-F for the year ended December 31, 2017, filed with the Securities and Exchange Commission on March 19, 2018. The unaudited condensed interim financial statements do not include all the disclosures required by US GAAP. The results of operations for the interim period ended September 30, 2018 are not necessarily indicative of the results for the year ending December 31, 2018. The year-end consolidated balance sheet was derived from audited financial information, but does not include all disclosures required by US GAAP.

2. ACCOUNTING POLICIES

Basis of accounting
The condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. The condensed consolidated financial statements include the assets and liabilities of the Company and its subsidiaries. All intercompany balances and transactions have been eliminated on consolidation.

The condensed consolidated financial statements are prepared in accordance with the accounting policies, which are described in the Company's Annual Report on Form 20-F for the year ended December 31, 2017, which was filed with the Securities and Exchange Commission on March 19, 2018, with the exception of certain changes noted below.

Adoption of ASC 606 Revenue from Contracts with Customers
Effective from January 1, 2018, we adopted the new accounting standard ASC 606 Revenue from Contracts with Customers using the modified retrospective method. We recognized the cumulative effect of initially applying the new revenue standard as an adjustment to the opening balance of accumulated deficit. The comparative information has not been restated and continues to be reported under the accounting standards in effect for those periods.

For vessels operating on spot charterers that qualify for accounting under the new guidance, voyage revenues are recognized ratably over the estimated length of each voyage, calculated on a load-to-discharge basis. The Company considers the transport of cargo to be a single performance obligation in a spot charter contract, this performance obligation is satisfied as the service is performed. Voyage charter parties generally include a "demurrage" clause. Under this clause, the charterer reimburses the Company for any potential delays caused by a failure to load or discharge the vessel within the time agreed under the contract. Estimates and judgments are therefore required in ascertaining the most likely outcome of a particular voyage and actual outcomes may differ from estimates.

Certain voyage expenses, primarily bunker fuel expenses, are capitalized between the previous discharge port, or contract date if later, and the next load port if they qualify as fulfillment costs under ASC 340 Deferred Costs and Other Assets. To recognize costs incurred to fulfill a contract as an asset, the following criteria shall be met: (i) the costs relate directly to the contract, (ii) the costs generate or enhance resources of the entity that will be used in satisfying performance obligations in the future and (iii) the costs are expected to be recovered. Costs incurred to obtain a contract, such as commissions, are also deferred and expensed over the same period.

Time charters and any other contracts which are considered to be leases continue to be accounted as operating leases in accordance with ASC 840 Leases and related interpretations and the implementation of the new revenue standard therefore did not have an effect on income recognition on the lease component from such contracts.

Other income primarily comprises income earned from the commercial management of related party and third party vessels and newbuilding supervision fees derived from related parties and third parties. Other income is recognized on an accruals basis as the services are provided and performance obligations are met and as such there has been no change in the pattern of revenue recognition under ASC 606.

Contract assets with regards to voyage revenues are reported as "Voyages in progress" as the performance obligation is satisfied over time. Voyage revenues typically become billable and due for payment on completion of the voyage and discharge of the cargo, at which point the receivable is recognized as "Trade accounts receivable, net".

ASC 606 has been applied to those contracts that were not completed at the date of initial application. The cumulative effect of the adjustments made to our condensed consolidated statement of financial position at January 1, 2018 from the adoption of ASC 606 Revenue from Contracts with Customers was as follows:

Condensed Consolidated Statement of Financial Position

(in thousands of $)	December 31, 2017	Adjustments for ASC 606	January 1, 2018
Assets
Voyages in progress	38,254	(20,303)	17,951
Other current assets	13	3,071	3,084
Liabilities
Accrued expenses	38,809	(601)	38,208
Equity
Accumulated deficit	(272,503)	(16,631)	(289,134)

The impact of the adoption of ASC 606 Revenues from Contracts with Customers on our condensed consolidated statement of financial position, condensed consolidated income statement and condensed consolidated statement of cash flow for the nine month period ending September 30, 2018 were as follows:

Condensed Consolidated Statement of Financial Position

	Balance at September 30, 2018
(in thousands of $)	As reported	Adjustments for ASC 606	Balance without ASC 606
Assets
Voyages in progress	47,105	(11,973)	59,078
Other current assets	2,681	2,671	10
Liabilities
Accrued expenses	35,867	348	36,215
Equity
Accumulated deficit	(320,498)	(9,650)	(310,848)

Condensed Consolidated Income Statement

	For the period ended September 30, 2018
(in thousands of $)	As reported	Adjustments for ASC 606	Balance without ASC 606
Voyage charter revenues	485,847	(8,330)	494,177
Voyage expenses and commissions	283,063	1,349	281,714
Net loss	(33,888)	(6,981)	(26,907)

Basic and diluted loss per share attributable to the Company	(0.20)	(0.04)	(0.16)

Condensed Consolidated Statement of Cash Flows

	For the period ended September 30, 2018
(in thousands of $)	As reported	Adjustments for ASC 606	Balance without ASC 606
Net loss	(33,888)	(6,981)	(26,907)
Change in operating assets and liabilities	(2,438)	6,981	(9,419)
Net cash provided by operating activities	13,245	—	13,245

Certain voyage expenses are capitalized between the previous discharge port, or contract date if later, and the next load port and amortized between load port and discharge port. $5.7 million of contract assets were capitalized as of September 30, 2018 as "Other current assets", of which $3.0 million was amortized up to September 30, 2018, leaving a remaining balance of $2.7 million. $3.1 million of contract assets were amortized in the nine months ended September 30, 2018 in relation to voyages in progress at the end of December 31, 2017. No impairment losses were recognized in the period.

In accordance with ASC 606, the Company has applied the practical expedient not to disclose the remaining performance obligations of a contract given that the original expected contract duration is less than one year.

In accordance with ASC 606, the Company has applied the available exemptions not to disclose the nature of performance obligations and the remaining duration of performance obligations.

Adoption of targeted improvements to ASC 825
On January 1, 2018, the Company adopted the targeted improvements to ASC 825-10 Recognition and Measurement of Financial Assets and Liabilities. The Company has adopted the new guidance using the modified retrospective method, with no changes recognized in the prior year comparatives and a cumulative catch up adjustment recognized in the opening retained deficit. As a result of the adoption of this guidance the Company is required to recognize the movement in the fair value of Marketable Securities in the Consolidated Statement of Operations. The Company has recognized a decrease in the retained deficit of $2.9 million upon adoption, and has recognized an unrealised gain of $1.9 million in the Consolidated Statement of Operations in relation to the movement in the fair value of its Marketable Securities in the nine months ended September 30, 2018.

Adoption of targeted improvements to ASC 230
On January 1, 2018, the Company adopted ASU No. 2016-18, Statement of cash flows: Restricted Cash. The new standard requires that the statement of cash flows explains the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. The Company adopted the amendments of the standard using a retrospective transition method to each period presented. As a result, amounts generally described as restricted cash in prior periods are included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows.

3. RECENT ACCOUNTING PRONOUNCEMENTS

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The update requires an entity to recognize right-of-use assets and lease liabilities on its balance sheet and disclose key information about leasing arrangements. It also offers specific accounting guidance for a lessee, a lessor and sale and leaseback transactions. Lessees and lessors are required to disclose qualitative and quantitative information about leasing arrangements to enable a user of the financial statements to assess the amount, timing and uncertainty of cash flows arising from leases. The guidance will be effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years and early adoption is permitted. In July 2018, the FASB issued ASU 2018-11, Leases (Topic 842), which updates requirements related to transition relief on comparative reporting at adoption and separating components of a contract for lessors. This update allows entities to apply the new leases standard at the adoption date (January 1, 2019, for calendar year-end public business entities) and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. The Company expects to adopt the new standard by recognizing the cumulative effect of initially applying the new standard as an adjustment to the opening balance of accumulated deficit. In addition, this update provides lessors with a practical expedient, by class of underlying asset, to not separate non-lease from lease components and, instead, to account for those components as a single component if the non-lease components otherwise would be accounted for under the new revenue guidance (ASC 606) and both: the timing and pattern of transfer of the non-lease components and associated lease component are the same; and the lease component, if accounted for separately, would be classified as an operating lease. If elected, the practical expedient will need to be applied consistently as an accounting policy by class of underlying asset. Additional disclosures are also required. The Company expects to elect this practical expedient upon adoption of the new standard. The Company is continuing to evaluate the impact of this standard update on its consolidated financial statements and related disclosures.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which revises guidance for the accounting for credit losses on financial instruments within its scope. The new standard introduces an approach, based on expected losses, to estimate credit losses on certain types of financial instruments and modifies the impairment model for available-for-sale debt securities. The guidance will be effective January 1, 2020, with early adoption permitted. Entities are required to apply the standard’s provisions as a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is adopted. The Company is in the process of evaluating the impact of this standard update on its consolidated financial statements and related disclosures.

In January 2017, the FASB issued ASU 2017-04 Intangibles - Goodwill and other (Topic 350), which simplifies the test for goodwill impairment. This Update eliminates Step 2 from the goodwill impairment test. In computing the implied fair value of goodwill under Step 2, an entity had to perform procedures to determine the fair value at the impairment testing date of its assets and liabilities (including unrecognized assets and liabilities) following the procedure that would be required in determining the fair value of the assets acquired and liabilities assumed in a business combination. Instead an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. An entity should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit's fair value, however the loss recognized should not exceed the total amount of goodwill allocated to the reporting unit. The amendments in this Update are effective for the Company for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. The Company is in the process of evaluating the impact of this standard update on its consolidated financial statements and related disclosures.

4. EARNINGS PER SHARE

The components of the numerator and the denominator in the calculation of basic and diluted earnings per share are as follows:

(in thousands of $)	2018	2017
Net loss attributable to the Company	(34,260)	(16,430)

	2018	2017
Weighted average number of shares (000s)	169,809	169,809

Share options issued by the Company did not have an impact on the calculation of earnings per share as they were non-dilutive.

5. OTHER OPERATING GAINS & LOSSES

(in thousands of $)	2018	2017
Gain on lease termination	1,382	2,378
Loss on pool arrangements	(143)	—
Other operating gains	1,239	2,378

In February 2018, the Company agreed with Ship Finance International Limited ("Ship Finance") to terminate the long-term charter for the 1998-built VLCC Front Circassia upon the sale and delivery of the vessel by Ship Finance to an unrelated third party. The charter with Ship Finance terminated in February and the charter counter party Frontline Shipping Limited (“FSL”); a non recourse subsidiary of Frontline; has agreed to pay a compensation of approximately $8.9 million for the termination of the charter to Ship Finance, which has been recorded as an interest-bearing note payable by FSL. The note carries interest of 7.5% and is repayable in full in December 2021 by FSL. The termination has reduced obligations under capital leases by $20.6 million. The Company has recorded a loss on termination, including this termination payment, of $5.8 million in the first quarter of 2018.

In July 2018, the Company agreed with Ship Finance to terminate the long-term charter for the VLCC Front Page, Front Stratus and Front Serenade upon the sale and delivery of the vessels by Ship Finance to an unrelated third party. The charters with Ship Finance terminated in July, August and September, 2018 respectively and Frontline has agreed to pay a compensation of approximately $10.125 million for the termination of the three charters to Ship Finance, which have been recorded as interest-bearing notes payable by Frontline. Payments of principal and interest are to be made in equal monthly amounts, such that the notes are fully repaid on final maturity. The notes carry an interest of 7.5% per annum and will be fully repaid in 2025, 2025 and 2024 respectively. These terminations have reduced obligations under capital leases by approximately $92.1 million. The Company has recorded a gain on termination, including the termination payment, of $7.2 million in the third quarter of 2018.

6. RESTRICTED CASH

Restricted cash consists of cash, which may only be used for certain purposes and is held under a contractual arrangement.

Restricted cash does not include cash balances of $38.6 million (2017: $74.0 million), which represents 50% (December 2017: 100%) of the cash required to be maintained by the financial covenants in our loan agreements. The Company is permitted to satisfy up to 50% of the cash requirement by maintaining a committed undrawn credit facility with a remaining availability of greater than 12 months. These cash amounts are included in "Cash and cash equivalents". Furthermore, Frontline Shipping Limited, a wholly owned subsidiary of the Company and the chartering counterparty with Ship Finance with respect to the remaining five VLCCs leased from them, has agreed to certain dividend restrictions as a result of the amendment of the terms of the long term charter agreements in May 2015. In order to make or pay any dividend or other distribution to the Company, Frontline Shipping Limited shall demonstrate a cash buffer of $2.0 million per vessel both prior to and following such payment, and following payment of the next monthly hire due plus any profit share accrued under the agreement. As at September 30, 2018, the cash held by Frontline Shipping Limited of $2.3 million (December 31, 2017: $8.9 million), may solely be used for vessel operations, payment of hire to Ship Finance or other amounts incurred under the charters and Charter Ancillary Agreement, including the settlement of interest and principal due on any notes payable and any other amounts incurred in the ordinary course of business.

7. MARKETABLE SECURITIES

(in thousands of $)	2018	2017
Balance at start of period	19,231	8,428
Shares acquired	—	46,100
Shares disposed of	(16,749)	(26,351)
Unrealized gain on marketable securities	1,911	—
Unrealized gain recorded in other comprehensive income	—	1,326
Repurchase of securities pledged to creditors	10,273	—
Marketable securities pledged to creditors	(13,544)	(10,272)
Balance at end of period	1,122	19,231

Avance Gas
In the nine months ended September 30, 2018, the Company recognized a mark to market loss of $0.1 million in relation to the 0.4 million shares held in Avance Gas Holdings Ltd.

As of September 30, 2018 and December 31, 2017 the 442,384 shares in Avance Gas were held as collateral against secured borrowings.
Ship Finance

In the nine months ended September 30, 2018, the Company recognized a mark to market loss of $0.1 million in relation to the 0.1 million shares held in Ship Finance International Ltd.

Golden Ocean

In December 2017, the Company sold 1,260,358 shares in Golden Ocean for proceeds of $10.1 million. At the same time the Company entered into a forward contract to repurchase 1.3 million shares in Golden Ocean in March 2018 for $10.3 million.

In March 2018, the Company repurchased these shares and subsequently sold them for proceeds of $10.4 million. At the same time the Company entered into a forward contract to repurchase 1.3 million shares in GOGL in June 2018 for $10.4 million. The transaction has been accounted for as a secured borrowing, with the shares retained in marketable securities and a liability recorded within debt for $10.3 million.

In June 2018, the Company repurchased these shares and subsequently sold them for proceeds of $11.2 million. At the same time the Company entered into a forward contract to repurchase 1.3 million shares in GOGL in September 2018 for $11.4 million. The transaction has been accounted for as a secured borrowing, with the shares retained in marketable securities and a liability recorded within debt for $11.2 million. These transactions have been reported on a net basis in the Consolidated Statement of Cash Flows

In September 2018, the Company repurchased and subsequently sold them for proceeds of $11.8 million. At the same time the Company entered into a forward contract to repurchase 1.3 million shares in GOGL in December 2018 for $11.9 million. The transaction has been accounted for as a secured borrowing, with the shares retained in marketable securities pledged to creditors and a liability recorded within debt for $11.9 million. These transactions have been reported on a net basis in the Consolidated Statement of Cash Flows.

As of September 30, 2018 the Company reports a total of 1,270,657 shares in Golden Ocean, of which 1,260,358 as marketable securities pledged to creditors. As of September 30, 2018, the carrying value of these shares was $12.4 million.

In the nine months ended September 30, 2018, the Company recognized an unrealized gain of $2.2m in relation to the 1.3 million shares held in the income statement.

DHT

In the nine months ended September 30, 2018, the Company sold 4.7 million shares of DHT Holdings Inc., for proceeds of $17.8 million, recognizing a gain on disposal of $1.0 million in the income statement.

8. NEWBUILDINGS

Movements in the nine months ended September 30, 2018 may be summarized as follows;

(in thousands of $)
Balance at December 31, 2017	79,602
Additions, net	202,582
Interest capitalized	1,076
Transfer to Vessels and Equipment, net	(231,861)
Balance at September 30, 2018	51,399

In the nine months ended September 30, 2018, the Company took delivery of the VLCC newbuildings, Front Empire and Front Princess, and the LR2/Aframax tanker newbuilding, Front Polaris.

As of September 30, 2018, the Company's newbuilding program comprised two VLCC newbuildings.

9. VESSELS AND EQUIPMENT, NET

Movements in the nine months ended September 30, 2018 may be summarized as follows;

(in thousands of $)	Cost	Accumulated Depreciation	Net Carrying Value
Balance at December 31, 2017	2,577,293	(235,163)	2,342,130
Depreciation	—	(72,075)
Purchase of vessels and equipment	464	—
Transfers from Newbuildings	231,861	—
Balance at September 30, 2018	2,809,618	(307,238)	2,502,380

In the nine months ended September 30, 2018, the Company took delivery of the two VLCC newbuildings, Front Empire and Front Princess, and the LR2/Aframax tanker newbuilding, Front Polaris.

10. VESSELS UNDER CAPITAL LEASE, NET

(in thousands of $)	Cost	Accumulated Depreciation	Net Carrying Value
Balance at December 31, 2017	358,995	(107,297)	251,698
Lease termination	(104,113)	12,045
Depreciation	—	(22,195)
Balance at September 30, 2018	254,882	(117,447)	137,435

In February 2018, the Company agreed with Ship Finance International Limited ("Ship Finance") to terminate the long-term charter for the 1998-built VLCC Front Circassia upon the sale and delivery of the vessel by Ship Finance to an unrelated third party. The charter with Ship Finance terminated in February and the charter counter-party Frontline Shipping Limited (“FSL”); a non-recourse subsidiary of Frontline; has agreed to pay a compensation of approximately $8.9 million for the termination of the charter to Ship Finance. The note carries interest of 7.5% and is repayable in full in December 2021 by FSL. The termination has reduced obligations under capital leases by approximately $20.6 million. The Company has recorded a loss on termination, including this termination payment, of $5.8 million in the nine months ended September 30, 2018.

In July 2018, the Company agreed with Ship Finance to terminate the long-term charter for the VLCC Front Page, Front Stratus and Front Serenade upon the sale and delivery of the vessels by Ship Finance to an unrelated third party. The charters with Ship Finance terminated in July, August and September, 2018 respectively and Frontline has agreed to pay a compensation of approximately $10.125 million for the termination of the three charters to Ship Finance, which has been recorded as interest-bearing notes payable by Frontline. Payments of principal and interest are to be made in equal monthly amounts, such that the notes are fully repaid on final maturity. The notes carry an interest of 7.5% per annum and will be fully repaid in 2025, 2025 and 2024 respectively. These terminations have reduced obligations under capital leases by approximately $92.1 million. The Company has recorded a gain on termination, including the termination payment, of $7.2 million in the third quarter of 2018.

11. INVESTMENT IN ASSOCIATED COMPANY

In June 2018, the Company announced that it had entered into memorandum of agreement to acquire a 20% ownership interest in Feen Marine Scrubbers Inc., a manufacturer of exhaust gas cleaning systems (“FMSI”). The Company recorded its initial investment at a cost of $6.0 million. The Company became a shareholder in the third quarter when the nominal value of the shares acquired was settled by the Company. A shareholder loan of $6.0 million was advanced in August 2018. The loan bears no interest and has no fixed repayment date. The investment therefore comprises the cash paid for the shares and the value of the shareholder loan advanced. The investment is accounted for under the equity method. No gain or loss was recognized in the third quarter of 2018.

12. DEBT

The Company drew down $32.0 million in the nine months ended September 30, 2018 from its $321.6 million term loan facility with China Exim Bank in connection with one LR2/Aframax tanker delivered in the period.

The Company drew down $54.9 million in the nine months ended September 30, 2018 from its $110.5 million term loan facility with Credit Suisse in connection with one VLCC delivered in the period.

The Company drew down $54.9 million in the nine months ended September 30, 2018 from its second $110.5 million term loan facility with Credit Suisse in connection with one VLCC delivered in the period.

The Company drew down $130.0 million in the nine months ended September 30, 2018 from its senior unsecured revolving credit facility of up to $275.0 million with an affiliate of Hemen Holding Ltd. Furthermore the Company repaid $39.0 million in the same period. In November 2018 the Company extended the terms the Credit Facility by 12 months. Following the extension, the Credit Facility is repayable in November 2020. The facility continues to carry interest of 6.25%, and there are no financial covenants. $94.0 million remains available and undrawn as at September 30, 2018.

$19.0 million in relation to the promissory note payable to Ship Finance, following the termination of the leases on Front Circassia, Front Page, Front Stratus and Front Serenade is included within debt. At September 30, 2018, $1.3 million is included within short-term debt with the remaining $17.7 million within long-term debt. The Front Circassia note carries interest of 7.5% and is repayable in full in December 2021 by FSL. The payments of principal and interest for the Front Page, Front Stratus and Front Serenade notes are to be made in equal monthly amounts, such that the notes are fully repaid on final maturity. The notes carry an interest of 7.5% per annum and will be fully repaid in 2025, 2025 and 2024 respectively.

The Company has recorded debt issuance costs (i.e. deferred charges) of $10.4 million at September 30, 2018 (December 2017: $12.3 million) as a direct deduction from the carrying amount of the related debt.

Assets pledged

(in thousands of $)	2018	2017
Vessels and equipment, net,	2,501,219	2,341,069

13. SHARE CAPITAL

The authorized share capital of the Company as at September 30, 2018 is $500,000,000 divided into 500,000,000 shares of $1.00 par value each, of which 169,809,324 shares (December 31, 2017:169,809,324 shares) of $1.00 par value each are in issue and fully paid or credited as fully paid.

14. FINANCIAL INSTRUMENTS

Interest rate swap agreements
In February 2013, Frontline 2012 entered into six interest rate swaps with Nordea Bank whereby the floating interest rate on an original principal amount of $260.0 million of the then anticipated debt on 12 MR product tanker newbuildings was switched to fixed rate. Six of these newbuildings were subsequently financed from the $466.5 million term loan facility. In February 2016, the Company entered into an interest rate swap with DNB whereby the floating interest on notional debt of $150 million was switched to a fixed rate. The contract has a forward start date of February 2019.

At September 30, 2017, the Company held an asset of $12.7 million (December 31, 2017: $4.5 million) in relation to these agreements. The Company recorded a gain on interest swaps of $8.9 million in the nine months ended September 30, 2018 (nine months ended September 30, 2017: loss of $3.1 million).

The interest rate swaps are not designated as hedges and are summarized as at September 30, 2018 as follows:

Notional Amount	Inception Date	Maturity Date	Fixed Interest Rate
($000s)
14,787	June 2013	June 2020	1.4025%
44,053	September 2013	September 2020	1.5035%
74,762	December 2013	December 2020	1.6015%
14,405	March 2014	March 2021	1.6998%
14,748	June 2014	June 2021	1.7995%
15,091	September 2014	September 2021	1.9070%
150,000	February 2016	February 2026	2.1970%
327,846

Fair Values
The carrying value and estimated fair value of the Company's financial assets and liabilities as of September 30, 2018 and December 31, 2017 are as follows:

	2018		2017
(in thousands of $)	Carrying Value	Fair Value	Carrying Value	Fair Value
Assets:
Cash and cash equivalents	68,642	68,642	104,145	104,145
Restricted cash	2,626	2,626	741	741
Liabilities:
Floating rate debt	1,542,381	1,542,381	1,492,099	1,492,099
Fixed rate debt	211,882	211,369	100,312	99,865

The estimated fair value of financial assets and liabilities at September 30, 2018 are as follows:

(in thousands of $)	Fair Value	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	68,642	68,642	—	—
Restricted cash	2,626	2,626	—	—
Liabilities:
Floating rate debt	1,542,381	—	1,542,381	—
Fixed rate debt	211,369	—	11,866	199,503

The estimated fair value of financial assets and liabilities at December 31, 2017 are as follows:

(in thousands of $)	Fair Value	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	104,145	104,145	—	—
Restricted cash	741	741	—	—
Liabilities:
Floating rate debt	1,492,099	—	1,492,099	—
Fixed rate debt	99,865	—	10,312	89,553

The following methods and assumptions were used to estimate the fair value of each class of financial instrument;

Cash and cash equivalents – the carrying values in the balance sheet approximate fair value.

Restricted cash – the carrying values in the balance sheet approximate fair value.

Floating rate debt - the fair value of floating rate debt has been determined using level 2 inputs and is considered to be equal to the carrying value since it bears variable interest rates, which are reset on a quarterly basis. Floating rate debt is presented net of deferred financing charges of $10.4 million as of September 30, 2018 (December 2017: $12.3 million).

Fixed rate debt - short term debt held with a third party bank has been valued using level two inputs, the remaining fixed rate debt has been determined using level 3 inputs being the discounted expected cash flows of the outstanding debt.

Assets Measured at Fair Value on a Nonrecurring Basis

At December 31, 2017 the nine vessels held under capital lease, all of which are leased from Ship Finance, were measured at a combined fair value of $251.7 million, which was determined using level three inputs being the discounted expected cash flows from the leased vessels at December 31, 2017. These vessels have continued to be depreciated in line with the Company's accounting policy in the nine months ended September 30, 2018.
Nonrecurring fair value measurements include a goodwill impairment assessment completed at December 31, 2017. The impairment test used Level 1, Level 2 and Level 3 inputs and resulted in an impairment of $112.8 million for the year ended December 31, 2017.

Assets Measured at Fair Value on a Recurring Basis
Marketable securities are listed equity securities considered to be available-for-sale securities for which the fair value as at the balance sheet date is their aggregate market value based on quoted market prices (level 1).

The fair value (level 2) of derivative interest rate agreements is the present value of the estimated future cash flows that the Company would receive or pay to terminate the agreements at the balance sheet date, taking into account, as applicable, fixed interest rates on interest rate swaps, current interest rates, forward rate curves, current and future bunker prices and the credit worthiness of both the Company and the derivative counterparty.

Concentrations of risk
There is a concentration of credit risk with respect to cash and cash equivalents to the extent that substantially all of the amounts are carried with Skandinaviska Enskilda Banken AB (publ), or SEB, HSBC, Royal Bank of Scotland, DnB Bank ASA, or DNB and Nordea Bank Norge ASA, or Nordea. There is a concentration of credit risk with respect to restricted cash to the extent that substantially all of the amounts are carried with SEB, Nordea and HSBC. However, the Company believes this risk is remote.

15. RELATED PARTY TRANSACTIONS

We transact business with the following related parties, being companies in which Hemen and companies associated with Hemen have a significant interest: Ship Finance, Seadrill Limited, Seatankers Management Norge AS, Golden Ocean Group Limited, Arcadia Petroleum Limited, Solstad Farstad ASA, Seatankers Management Co. Ltd, Archer Limited, North Atlantic Drilling Ltd, Flex LNG Ltd, Sterna Finance Limited and GHL Finance Limited. In November 2014, Highlander Tankers AS, or Highlander Tankers became related parties as Robert Hvide Macleod the owner and director of these companies was appointed the Chief Executive Officer of Frontline Management AS. In June 2018 we entered into an MOA to acquire a 20% ownership interest in FMSI and the transaction completed in the third quarter, as such FMSI became a related party.

Ship Finance Transactions
As of September 30, 2018, the Company held five vessels under capital leases, all of which are leased from Ship Finance. The remaining periods on these leases at September 30, 2018 range from approximately five to nine years.

As the Merger has been accounted for as a reverse business acquisition in which Frontline 2012 is treated as the accounting acquirer, all of the Company's assets and liabilities were recorded at fair value on November 30, 2015 such that estimated profit share over the remaining terms of the leases has been recorded in the balance sheet obligations. Consequently, the Company will only record profit share expense following the Merger when the actual expense is different to that estimated at the date of the Merger.

A summary of leasing transactions with Ship Finance in the nine months ended September 30, 2018 and September 30, 2017 are as follows;

(in thousands of $)	2018	2017
Charter hire payable (principal and interest)	41,460	58,855
Management fee receivable	18,828	22,329
Lease interest expense	13,971	20,295
Contingent rental income	(18,026)	(19,191)
Remaining lease obligation	159,658	309,035

In January 2014, Frontline 2012 commenced a pooling arrangement with Ship Finance, between two of its Suezmax tankers Front Odin and Front Njord and two Ship Finance vessels Glorycrown and Everbright. The Company recognized a loss of $0.1 million in the nine months ended September 30, 2018 in relation to this pooling arrangement (nine months ended September 30, 2017: of $0.7 million).

In February 2018, the Company agreed with Ship Finance International Limited ("Ship Finance") to terminate the long-term charter for the 1998-built VLCC Front Circassia upon the sale and delivery of the vessel by Ship Finance to an unrelated third party. The charter with Ship Finance terminated in February and the charter counter party Frontline Shipping Limited (“FSL”); a non recourse subsidiary of Frontline; has agreed to pay a compensation of approximately $8.9 million for the termination of the charter to Ship Finance, which has been recorded as an interest-bearing note payable by FSL within long-term debt. The termination has reduced obligations under capital leases by $20.6 million. The Company has recorded a loss on termination, including this termination payment, of $5.8 million in the nine months ended September 30, 2018.
In June 2018, the Company agreed with Ship Finance to terminate the long-term charter for the VLCC Front Page, Front Stratus and Front Serenade upon the sale and delivery of the vessels by Ship Finance to an unrelated third party. The charters with Ship Finance terminated in July, August and September, 2018 respectively and Frontline has agreed to pay a compensation of approximately $10.1 million for the termination of the three charters to Ship Finance, which have been recorded as interest-bearing notes payable by Frontline. Payments of principal and interest are to be made in equal monthly amounts, such that the notes are fully repaid on final maturity. The notes carry an interest of 7.5% per annum and will be fully repaid in 2025, 2025 and 2024 respectively. These terminations have reduced obligations under capital leases by approximately $92.1 million. The Company has recorded a gain on termination, including the termination payment, of $7.2 million in the third quarter of 2018.

Seatankers Transactions
The Company entered into a Services Agreement with Seatankers Management, effective January 1, 2016, and was charged $0.7 million in the nine months ended September 30, 2018 (September 30, 2017: $0.4 million) for the provision of advisory and other support services. In the nine months ended September 30, 2018 the Company recognized Charterhire expense of $6.7 million in relation to two vessels chartered in from subsidiaries of the Seatankers group under a commercial management arrangement. The revenues from chartering the vessels to third parties, and expense of chartering the vessels from Seatankers have been recognised gross, with the Company recognizing a net profit of $0.1 million from the arrangement.

FMSI Transactions
In June 2018, the Company announced that it had entered into memorandum of agreement to acquire a 20% ownership interest in Feen Marine Scrubbers Inc., a manufacturer of exhaust gas cleaning systems (“FMSI”). The Company recorded its initial investment at a fair value of $6.0 million. The Company became a shareholder in the third quarter when the nominal value of the shares acquired was settled by the Company. A shareholder loan of $6.0 million was advanced in August. The loan bears no interest and has no fixed repayment date. The investment therefore comprises the cash paid for the shares and the value of the shareholder loan advanced. The investment is accounted for under the equity method. No gain or loss was recognized in the third quarter of 2018.

As of September 30, 2018, the Company has committed to the installation of six EGCS with FMSI, with a financial commitment of $9.0 million. No EGCS were delivered in the period.

Transactions with other affiliates of Hemen
The Company drew down $130.0 million in the nine months ended September 30, 2018 from its senior unsecured revolving credit facility of up to $275.0 million with an affiliate of Hemen Holding Ltd. The Company also repaid $39.0 million in the same period. $94.0 million remains available and undrawn as at September 30, 2018. The Company recognized interest expense of $6.5 million in the nine months ended September 30, 2018. In October 2018, the Company repaid $10.0 million. In November 2018, the Company extended the terms of the Credit Facility by 12 months. Following the extension, the Credit Facility is repayable in November 2020.

A summary of net amounts earned from related parties in the nine months ended September 30, 2018 and September 30, 2017 are as follows:

(in thousands of $)	2018	2017
Seatankers Management Co. Ltd	(1,830)	1,925
Ship Finance International Limited	1,880	1,204
Golden Ocean Group Limited	5,348	3,101
Flex LNG Ltd	1,698	2,259
Seatankers Management Norge AS	(702)	370
Seadrill Limited	209	235
Archer Limited	167	125
Deep Sea Supply Plc	(2)	42
North Atlantic Drilling Ltd	29	19

Amounts earned from related parties comprise office rental income, technical and commercial management fees, newbuilding supervision fees, freights, charterhire, corporate and administrative services income and interest income. Amounts paid to related parties comprise primarily rental for office space.

Related party balances
A summary of balances due from related parties at September 30, 2018 and December 31, 2017 is as follows:

(in thousands of $)	2018	2017
Ship Finance International Limited	3,481	1,239
Seatankers Management Co. Ltd	1,805	52
Archer Ltd	40	88
VLCC Chartering Limited	83	81
Golden Ocean Group Limited	1,625	1,953
Seadrill Limited	1,094	489
Flex LNG	1,894	979
Deep Sea Supply Plc	63	68
Northern Drilling Limited	204	—
North Atlantic Drilling Limited	—	103
Other related parties	—	16
	10,289	5,068

A summary of balances due to related parties at September 30, 2018 and December 31, 2017 is as follows:

(in thousands of $)	2018	2017
Ship Finance International Limited	11,050	6,349
Seatankers Management Co. Ltd	6,225	1,345
Seadrill Limited	—	1,227
Flex LNG	1,217	—
Golden Ocean Group Limited	4,923	—
	23,415	8,921

16. COMMITMENTS AND CONTINGENCIES

The Company insures the legal liability risks for its shipping activities with Assuranceforeningen SKULD and Assuranceforeningen Gard Gjensidig, both mutual protection and indemnity associations. As a member of these mutual associations, the Company is subject to calls payable to the associations based on the Company's claims record in addition to the claims records of all other members of the associations. A contingent liability exists to the extent that the claims records of the members of the associations in the aggregate show significant deterioration, which result in additional calls on the members.

As of September 30, 2018, the Company's newbuilding program was comprised of two VLCCs. As of September 30, 2018, total installments of $51.1 million had been paid and the remaining commitments amounted to $112.5 million of which $1.3 million is due in 2018 and $111.2 million is due in 2019. The commitment includes EGCS on both newbuildings.

As of September 30, 2018, the Company has committed to the installation of six EGCS with FMSI, in whom we hold a 20% stake, with a financial commitment of $9.0 million, of which $4.0 million is due in 2018 and $5.0 million is due in 2019. The EGCS are due for delivery and installation in 2019. The Company has also agreed with Ship Finance to share the cost of installation of EGCS equally on two VLCCs chartered from them. The Company's commitment on these vessels is $1.6 million.

The Company is a party, as plaintiff or defendant, to several lawsuits in various jurisdictions for demurrage, damages, off-hire and other claims and commercial disputes arising from the operation of its vessels, in the ordinary course of business or in connection with its acquisition activities. The Company believes that the resolution of such claims will not have a material adverse effect, individually or in aggregate, on the Company's operations or financial condition.

17. SUBSEQUENT EVENTS

In October 2018, the Company announced FSL has agreed with Ship Finance to terminate the long term charter for one VLCC, Front Ariake, upon the sale and delivery of the vessel by Ship Finance to an unrelated third party. Frontline has agreed to a total compensation payment to Ship Finance of $3.375 million for the termination of the charter, which will be paid by Frontline in the form of a promissory note. Frontline and FSL will be released from all of their other respective obligations in relation to the vessel. The termination will reduce obligations under capital lease by approximately $25.2 million. The Company expects to record a gain on termination of approximately $3.5 million in the fourth quarter of 2018. Front Ariake was delivered to its new owner on October 9, 2018.

In November 2018, the Company agreed with Ship Finance to terminate the long term charter for one VLCC, Front Falcon, upon the sale and delivery of the vessel by Ship Finance to an unrelated third party. No compensation will be payable to Ship Finance for the termination of the charter. Frontline and FSL will be released from all obligations in relation to the vessel. The termination will reduce obligations under capital lease by approximately $29.0 million. The Company expects to record a gain on termination of approximately $5.0 million in the fourth quarter of 2018 or the first quarter of 2019 depending on the actual date of redelivery.

In November 2018, the Company ordered EGCS for a further 12 vessels from FMSI with a combined financial commitment of $13.9 million. This follows the Company’s previously announced commitment to order six EGCS with additional fixed price options from FMSI. In total, Frontline has thus far committed to install 20 EGCS, including two EGCS being installed on the Company’s two newbuildings.

In October 2018, the Company repaid $10.0 million under its senior unsecured credit facility of up to $275.0 million with an affiliate of Hemen Holding Ltd. (the “Credit Facility”) and In November 2018, the Company extended the terms of the Credit Facility by 12 months. Following the extension, the Credit Facility is repayable in November 2020.